SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2017

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

28 February 2017

BP strategy update: Getting back to growth

●    Cash flow growing materially:
−    Upstream $13-14 billion pre-tax free cash flow in 2021
−    Downstream $9-10 billion pre-tax free cash flow in 2021

●    Continuing discipline in capital and costs:
−    Financial frame maintained to 2021, organic capital spending $15-17 billion a year, gearing 20-30%

●    Rising production from new Upstream major projects:
−    6 projects began production in 2016; 7 projects to come online in 2017; 9 projects now under construction expected onstream 2018-21
−    Upstream production expected to grow by average of 5% a year from 2016 to 2021

●    Cash balance point for BP expected to fall to around $35-40/barrel in 2021

BP today updates the financial community on details of its strategy and, in particular, medium-term plans for the next five years, based on oil prices similar to where they are today. Following a presentation today in London, BP management teams will this week travel to London, Edinburgh, New York, Dallas, Houston, Paris and Frankfurt to update investors.

Over the past six years BP has delivered around $75 billion of divestments, focused investment to build a distinctive and balanced portfolio, and improved safety, reliability and underlying performance. Group chief executive Bob Dudley and his management team are now setting out plans to 2021, demonstrating how BP plans to deliver growth throughout its businesses over the next five years.

Bob Dudley said: "In six years we have fundamentally reshaped and built a very different BP. We are now stronger and more focused - fully competitive and fit for a fast-changing future.

"We have proven financial discipline, clear plans in action and have built a distinctive portfolio which gives us a strong platform for growth, now and into the future. Striking a balance between short and long-term value, our recent acquisitions and agreements have strengthened this even further.

"We can see growth ahead right across the Group. While always maintaining our discipline on costs and capital, BP is now getting back to growth - today, over the medium term and over the very long term."

Over the next five years BP expects both of its major operating segments to deliver material growth in operating cash flows while the Group maintains its existing financial frame. In the Upstream, growth is expected to come from a continuing series of major higher-margin project start-ups, while the Downstream expects to deliver strong marketing-led growth, both underpinned by BP's continued focus on safe and reliable operations, increasing efficiency, simplification and modernisation.

Production ramping up from new Upstream projects is expected to deliver a material improvement in BP's operating cash flow through the second half of 2017.

BP intends to maintain its existing financial frame throughout the five years to 2021, with organic capital expenditure kept within a range of $15-17 billion a year and the target band for gearing remaining at 20-30%.

Brian Gilvary, BP chief financial officer, said: "Last year we delivered our targeted $7 billion reduction in cash costs a year early, and capital spending was $8.6 billion lower than its peak in 2013 - without damaging our growth pipeline. We will continue that tight focus on costs and capital discipline and seek further improvements throughout the Group.

"We expect this combination of continued cost discipline with the growing cash flow from our core businesses - and the recent portfolio additions - will steadily drive down the cash balance point of the business. Over the next five years we expect this to fall to around $35-40 a barrel for the Group overall."

Volume and margin growth throughout BP's businesses are expected to increase returns over the next five years. Assuming a stable price environment and portfolio, BP now expects return on average capital employed (ROACE) for the Group to recover steadily over the next few years and to be over 10% by 2021.

Upstream
Over the past five years BP's Upstream segment has begun production from 24 major projects, including six in 2016.  Seven projects are expected online during 2017 - making it one of the largest years for commissioning new projects in BP's history. These projects are on average ahead of schedule and below budget. A further nine projects that are expected to start up through 2018-2021 are already under construction.

The projects coming on line in 2016 and 2017 are on track to deliver 500,000 barrels of oil equivalent a day (boe/d) new production capacity by the end of this year.

The new Upstream projects remain on track to deliver 800,000 boe/d of new production by 2020, as previously guided. On average, the new projects are also expected to have operating cash margins 35% higher than the average of BP's Upstream portfolio in 2015.

More than 200,000 boe/d of production is expected by the end of the decade from the recent additions to BP's portfolio - primarily from the ADCO onshore concession.

This strong pipeline means that BP is now confident that Upstream production will grow from 2016 by an average of 5% a year out to 2021. BP Group production, including BP's share of production from Rosneft, is expected to be around 4 million boe/d by 2021.

With capital investment kept steady and increasingly efficient operations and modernisation driving costs lower, BP now estimates that this growth will enable the Upstream segment to generate $13-14 billion of pre-tax free cash flow by 2021, at oil prices around $55 a barrel.

Downstream
BP's Downstream segment has delivered $3 billion sustainable reductions in cash costs since 2014 - halving the refining margin needed for the segment to deliver a pre-tax return of 15%.

In its refining and petrochemicals manufacturing businesses, BP expects the Downstream to deliver further performance improvements by continuing to focus on efficiency and operational performance, improving both competitiveness and resilience to the price and margin environment. Underlying earnings from the manufacturing businesses in 2021 are expected to be $2.5 billion higher than in 2014.

BP also expects significant earnings growth from its Downstream marketing businesses, with underlying earnings in 2021 more than $3 billion higher than in 2014. In lubricants, growth is expected to come from increasing the sales mix of premium lubricants, exposure to growth markets and BP and Castrol's differentiated offers, brands and technologies.  In BP's fuels marketing activities, particularly retail, growth is expected to come through premium fuels, differentiated convenience partnerships - such as the recent agreement with Woolworths in Australia - and access to growth markets.

Combined with the ongoing focus on simplification and efficiency throughout the segment, BP believes this growth will enable the Downstream to deliver $9-10 billion of pre-tax free cash flow by 2021, with returns of around 20% in 2021.

New business models
Beyond the next five years, BP's strategy also aims to ensure that the company continues to meet the energy demands of a changing world.

BP's Alternative Energy business - comprising US Wind and Brazilian biofuels - is already the largest operated renewables business among oil and gas peer companies and BP is further optimising and improving efficiency to deliver incremental growth. In Wind BP is upgrading some of its existing turbines and, in biofuels, has debottlenecked manufacturing sites to increase production.

BP is also exploring new business models and technologies which may potentially develop into options for material businesses in the future, with investment into venturing in areas such as low-carbon, digital and mobility to incubate and grow options for the future.

Notes:

●    The presentation to the financial community can be seen via www.bp.com/investors.
●    The December 2016 agreement with Woolworths in Australia is subject to regulatory approval.

Further information:
BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

Cautionary statement:

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), BP is providing the following cautionary statement. This press release contains certain forward-looking statements concerning expectations that Upstream and Downstream pre-tax cash flow will reach $13-14 billion (at an oil price of $55 per barrel) and $9-10 billion, respectively in 2021; plans and expectations to maintain organic capital spending at $15-16 billion per year and gearing between 20% and 30%; plans and expectations to start up 7 projects 2017 and 9 projects between 2018 and 2021; expectations to reach an oil price cash balance point at around $35-40 per barrel over the next five years; expectations that return on average capital employed will exceed 10% in 2021; expectations that Upstream growth will come from higher-margin project start-ups and Downstream growth will come from marketing; expectations that production ramp-up from new Upstream projects will deliver improvement in operating cash flow through the second half of 2017; expectations that Upstream projects coming on line in 2016 and 2017 will add approximately 500 thousand barrels per day of new oil equivalent production in 2017 and 800 thousand barrels per day of new oil equivalent production by 2020; expectations that new Upstream projects will average approximately 35% better margins than the 2015 portfolio; expectations that Upstream additions will add more than 200 thousand barrels per day of oil equivalent production by the end of the decade primarily from the ADCO onshore concession and Zohr in Egypt; expectations that Upstream production will grow at an average of 5% per year to 2021; expectations that BP Group production will be 4 million boe/d by 2021; expectations that underlying earnings from the Downstream manufacturing businesses in 2021 will be $2.5 billion higher than in 2014; expectations that underlying earnings of BP's Downstream marketing business will be $3 billion higher in 2021 than in 2014; expectations that the Downstream lubricants business will grow due to product mix and differentiated offers, brands and technologies; and expectations that the Downstream fuels business will grow due to sales of premium fuels, convenience partnerships such as the agreement with Woolworths in Australia and access to growth markets. Actual results may differ from those expressed in such statements, depending on a variety of factors including changes in public expectations and other changes to business conditions; the timing, quantum and nature of divestments; the receipt of relevant third-party and/or regulatory approvals; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; regulatory or legal actions; economic and financial conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners and others; natural disasters and adverse weather conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Principal risks and uncertainties" in our Stock Exchange Announcement for the period ended 30 June 2016 and under "Risk factors" in our Annual Report and Form 20-F 2015.

This press release contains references to non-proved resources and production outlooks based on non-proved resources that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosures in our Form 20-F, SEC File No. 1-06262. This form is available on our website at www.bp.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or by logging on to their website at www.sec.gov

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 28 February 2017

/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary